Exhibit (a)(2)

Date:	March 21, 2006
To:	Erie Employees and Agents
From:	Jeff Ludrof
Re:	Erie Family Life
Since its formation in 1967, Erie Family Life has been an integral part of the Erie Insurance Group. In its nearly 40 years of operation, Erie Family Life has grown from a fledgling life insurer to a significant life insurance provider with more than $32 billion in life insurance in force and total assets of approximately $1.8 billion (as of December 31, 2005).
Although Erie Indemnity Company and Erie Insurance Exchange own 75.1% of EFL’s outstanding shares, Erie Family Life remains a public company, which means that shares of its stock are publicly traded. Unlike Erie Indemnity Company, which is listed on the NASDAQ Stock Market, Erie Family Life shares trade in the Over-the-Counter Bulletin Board (OTC Bulletin Board) market. Erie Family Life stock has a low trading volume and the stock has limited liquidity.
Erie Indemnity Company and Erie Insurance Exchange today announced their intention to tender for all of the outstanding publicly held shares of Erie Family Life. Among many factors considered, completion of the tender offer will eliminate the significant and increasing cost of maintaining the public company status of Erie Family Life, especially after the enactment of Sarbanes-Oxley. In addition, we believe that the transaction will ultimately permit Erie Family Life to better pursue new business and growth opportunities.
Erie Family Life remains important to our Regional Gem strategy and we believe that, moving forward, Erie Family Life will continue to be a strong contributor to the Erie Insurance Group.
If you receive any inquiries involving this matter, please do not comment and direct those inquiries to Jan R. VanGorder, senior executive vice president, secretary and general counsel.
Neither Erie Indemnity Company nor Erie Insurance Exchange has commenced the tender offer to which this communication relates. Shareholders of Erie Family Life Insurance Company are advised to read the Tender Offer Statement on Schedule TO, the Offer to Purchase and any other documents relating to the tender offer that are filed with the Securities and Exchange Commission when they become available, because they will contain important information. Erie Family Life Insurance Company shareholders will be able to receive such documents free of charge at the Securities and Exchange Commission’s Web Site, www.sec.gov, or from Erie Indemnity Company at 100 Erie Insurance Place, Erie, Pa. 16530, Attention: Investor Relations.

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